4
1
<SROS>NASD
<REPORTING-OWNER>
  0001185654
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Exar Corporation
  0000753568
  <IRS-NUMBER>941741481
</SUBJECT-COMPANY>
<PERIOD>04/28/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   MELENDREZ, THOMAS R
   48720 Kato Road


   Fremont, CA  94538
2. Issuer Name and Ticker or Trading Symbol
   Exar Corporation (EXAR)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   4/28/03
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   GENERAL COUNSEL, SECRETARY
   VP BUSINESS DEVELOPMENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  04/28/03    M        6,000         A  $5.2500                     D  Direct
Common Stock                                  04/28/03    M        9,374         A  $5.5000                     D  Direct
Common Stock                                  04/28/03    M        6,000         A  $5.2500                     D  Direct
Common Stock                                  04/28/03    M        16,769        A  $5.5000                     D  Direct
Common Stock                                  04/28/03    S        12,000        D  $14.7612                    D  Direct
Common Stock                                  04/28/03    S        26,143        D  $14.7126     36,330         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $5.2500         04/28/03       M                          6,000            (1)          06/12/03
to buy)
Incentive Stock Option (right  $5.5000         04/28/03       M                          9,374            (1)          11/15/03
to buy)
Non-Qualified Stock Option     $5.2500         04/28/03       M                          6,000            (1)          06/12/03
(right to buy)
Non-Qualified Stock Option     $5.5000         04/28/03       M                          16,769           (1)          11/15/03
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  04/28/03  Common Stock                   6,000                     0             D   Direct
to buy)
Incentive Stock Option (right  04/28/03  Common Stock                   9,374                     0             D   Direct
to buy)
Non-Qualified Stock Option     04/28/03  Common Stock                   6,000                     0             D   Direct
(right to buy)
Non-Qualified Stock Option     04/28/03  Common Stock                   16,769                    10,143        D   Direct
(right to buy)

Explanation of Responses:

(1)
Employee stock options granted pursuant to the Exar Corporation 1991 Stock Option Plan; the options vest 25% per year on the anniver sary date of the grant.

SIGNATURE OF REPORTING PERSON
/S/ MELENDREZ, THOMAS R
DATE 04/28/03